ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

November 1, 2021	Matthew C. Micklavzina T +1 212 841 8849 matthew.micklavzina@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Anu Dubey

Re:                             BondBloxx ETF Trust (the “Trust”)
File Nos. 333-258986 and 811-23731

Dear Ms. Dubey:

This letter is being filed to respond to the comments received from you on September 17, 2021, regarding the Trust’s initial registration statement on Form N-1A. The Staff’s comments, together with the Trust’s responses thereto, are set forth below.  Capitalized terms not defined in this letter have the same meaning as in the Trust’s Registration Statement. The Trust’s responses are reflected, to the extent applicable, in a Pre-Effective Amendment to the Trust’s Registration Statement, which was filed on November 1, 2021. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

Prospectus

Fees and Expenses (applicable to all Funds)

1.              Comment: The second sentence of the first paragraph states that BIM will pay all operating expenses of the Fund except for certain enumerated expenses. Please move this sentence so that it appears as a footnote to an appropriate line item of the fee table.

Response: The requested change has been made.

2.              Comment: Please reformat the fee table so that the line item captions and corresponding amounts appear vertically, one on top of another, rather than horizontally. See Item 3 of Form N-1A.

Response: The requested change has been made.

Principal Investment Strategies (applicable to all Funds)

3.              Comment: The first sentence states that the Fund seeks to track the investment results of the Index. Please provide us with the index methodology for the Index and the Underlying Index. We may have more comments after reviewing your response.

Response: With respect to each Index, the following methodology is applied.

1.              The components of the Index are identified from the Underlying Index.

2.              A 25% cap is applied to each issuer in the Index, with any excess weight redistributed to uncapped issuers on a pro rata basis.

3.              The resulting qualified constituents are sorted into two groups:

a.              A small cap group, with issuer weights of less than 5%; and

b.              A large cap group, with issuer weights greater than or equal to 5%.

4.              Within the small cap group, a 4.85% issuer cap is applied to each issuer, and the excess weight is distributed to the under-cap issuers in the small cap group on a pro rata basis.

5.              If the weight of the large cap group is greater than 48% of the Index, the weight of the large cap group is reduced on a pro rata basis to 48% of the Index; provided, that no issuer weight in the large cap group is reduced below 5%.  This process is repeated until the large cap group weight is 48% of the Index.

6.              The excess weight from reducing the weight of the large cap group is then distributed to the below-cap issuers in the small cap group.

7.              If all issuers in the small cap group reach 4.85% of the Index, any remaining excess weight is distributed to each issuer in the Index on a pro rata basis.

The methodology of the Underlying Index, which is disclosed in the prospectus, is as follows:

The bonds eligible for inclusion in the Underlying Index include U.S. dollar-denominated high yield corporate bonds, currently in a coupon paying period, that are publicly issued in the U.S. domestic market, and that: (i) are issued by companies having “risk exposure” to countries (i.e., issuers that are subject to the risks of one or more of these countries as a result of the principal country of domicile of the issuers (as determined by the Index Provider)) that are members of the FX-G10, which include Australia, Austria, Belgium, Canada, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Japan, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, New Zealand, Norway, Portugal, Slovakia, Slovenia, Spain, Sweden, Switzerland, the U.K.

and the U.S. and their respective territories; (ii) have an average rating of below investment grade (ratings from Fitch Ratings, Inc. (“Fitch”), Moody’s Investors Service, Inc. (“Moody’s”) or S&P Global Ratings are considered; if more than one agency provides a rating, the average rating is attached to the bond); (iii) are registered with the SEC, exempt from registration at issuance, or offered pursuant to Rule 144A under the Securities Act of 1933, as amended (the “1933 Act”), with or without registration rights; (iv) have at least $250 million of outstanding face value; (v) have an original maturity date of at least 18 months at time of issuance; and (vi) have at least one year to maturity as of the rebalancing date. Underlying Index constituents are capitalization-weighted, based on their current amount outstanding, provided the total allocation to an individual issuer does not exceed 2%.

The index methodology for each index will be available free of charge from the ICE website: https://indices.theice.com.

4.              Comment: The first sentence describes the Index as consisting of U.S. dollar-denominated below investment grade securities. Please replace “securities” with a more specific term to describe the types of securities the Index includes (e.g., bonds). Also, please disclose the term “junk bonds” after the reference to “below investment grade securities”.

Response: The Trust has replaced the term “securities” with “debt securities” and has added a sentence stating, “Below investment grade securities are commonly referred to as ‘junk bonds.’”

5.              Comment: The second sentence states that the Index is “a modified market value-weighted index with a cap on each issuer of 25%.” Please clarify what “modified market value-weighted” means. Please also clarify the disclosure referencing the cap on each issuer of 25% to state to what the 25% applies (e.g., net assets).

Response: Consistent with the ICE methodology document referenced in response to Comment 3, “modified market value-weighted” means an index that is weighted by each component’s market value, modified as noted in Response 3 (e.g., applying a 4.85% issuer cap to the small cap group). Each security’s weight is based on its market capitalization, subject to any of the constraints disclosed in Response 3. Consistent with the methodology document, the cap on each issuer of 25% means that no individual issuer’s securities will represent more than 25% of the market value of the Index.

6.              Comment: The last sentence of the first paragraph states that the components of the Index are likely to change over time. Please describe the Index’s rebalance and reconstitution processes, including how frequently each occurs.

Response: Each Index is reconstituted and rebalanced monthly on the last calendar day of the month, based on information available up to and including the third business day before the last business day of the month. The criteria for eligibility in the Underlying Index (and, in turn, each Index) are described in the second paragraph of each Fund’s summary prospectus.  New issues must settle on or before the calendar month end rebalancing date in order to qualify for inclusion in the Underlying Index (and each Index) for the coming month. No changes are made to constituent holdings other than on month end rebalancing dates.

7.              Comment: The first sentence of the second paragraph states that the Index is composed of a subset of securities of the Underlying Index. Please disclose the specific criteria used to select the subset of securities that constitute the Index, including the criteria with respect to the maturity policy of selected securities. Also, the disclosure of the selection criteria and component securities of the Underlying Index do not reflect the principal strategies of the Fund and may confuse investors as to what the Fund principally invests in. Therefore, please move this disclosure to a location outside of the Summary Prospectus.

Response: ICE does not necessarily select issuers to include in an Index. Instead, securities in each sub-sector of the Underlying Index that meet the selection criteria for the Underlying Index are automatically included in the relevant Index that contains securities of the specific sub-sectors. For example, securities in the telecom, media and technology sub-sectors of the Underlying Index are included in the Telecom, Media and Technology Index.

As with the Underlying Index, issues in the Index must have an original maturity date of at least 18 months at the time of issuance and have at least one year to maturity as of the rebalancing date.

Finally, the Fund has revised the summary prospectus disclosure as follows, and has made corresponding changes for other Funds:

The Fund is newly organized, non-diversified and seeks to track the investment results of the ICE Diversified US Cash Pay High Yield Core Industrial Index (the “Index”), which is a rules-based index consisting of U.S. dollar-denominated below investment grade securities (as determined by ICE Data Indices, LLC or its affiliates (collectively “Index Provider” or “IDI”)) that contains issuers from the industrial sector, including the basic materials, capital goods, transportation and services sub-sectors. The Index is a modified market value-weighted index with a cap on each issuer of 25% of the market capitalization of the Index. This means that Index constituents are capitalization weighted, based on their current amount outstanding, and then adjusted in accordance with the index methodology detailed below. There is no limit to the number of issues in the Index, but as of [~~June~~September 30], 2021, the Index included approximately [ ] constituents. The issuers in the Index are principally located in the United States. The components of the Index are likely to change over time.

The Index is composed of a subset of the securities in the ICE BofA US Cash Pay High Yield Constrained Index (the “Underlying Index”).  When constructing the Index, the Index Provider first identifies components of the Underlying Index that fall within the relevant industry sectors for the Fund. A 25% cap is then applied to each issuer in the Index, with any excess weight redistributed to uncapped issuers on a pro rata basis.  Next, the resulting qualified constituents are sorted into either a small cap group (with issuer weights of less than 5%) or a large cap group (with issuer weights greater than or equal to 5%).  Within the small cap group, a 4.85% issuer cap is applied to each issuer, and the excess weight is distributed to issuers under the 4.85% cap on a pro rata basis.  Within the large cap group, if the weight of the large cap group is greater than 48% of the Index, the weight of the large cap group is reduced pro rata to equal 48% of the Index (no issuer weight in the large cap group will be reduced below 5%).  This process in the large cap group is repeated until the large cap group weight is 48% of the Index. Any excess weight from reducing the weight of the large cap group is then distributed to the below-cap issuers in the small cap group.  If all issuers in the small cap group reach 4.85% of the Index, any remaining excess weight is distributed to each issuer in the Index on a pro rata basis.

~~The Index is composed of a subset of securities in the ICE BofA US Cash Pay High Yield Constrained Index (the “Underlying Index”).~~ As of the date of this prospectus (the “Prospectus”), the bonds eligible for inclusion in the ~~Underlying~~ Index include U.S. dollar-denominated high yield corporate bonds, currently in a coupon paying period, that are publicly issued in the U.S. domestic market, and that: (i) are issued by companies having “risk exposure” to countries (i.e., issuers that are subject to the risks of one or more of these countries as a result of the principal country of domicile of the issuers (as determined by the Index Provider)) that are members of the FX-G10, which include Australia, Austria, Belgium, Canada, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Japan, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, New Zealand, Norway, Portugal, Slovakia, Slovenia, Spain, Sweden, Switzerland, the U.K. and the U.S. and their respective territories; (ii) have an average rating of below investment grade (ratings from Fitch Ratings, Inc. (“Fitch”), Moody’s

Investors Service, Inc. (“Moody’s”) or S&P Global Ratings are considered; if more than one agency provides a rating, the average rating is attached to the bond); (iii) are registered with the SEC, exempt from registration at issuance, or offered pursuant to Rule 144A under the Securities Act of 1933, as amended (the “1933 Act”), with or without registration rights; (iv) have at least $250 million of outstanding face value; (v) have an original maturity date of at least 18 months at the time of issuance; and (vi) have at least one year to maturity as of the rebalancing date. ~~Underlying Index constituents are capitalization-weighted, based on their current amount outstanding, provided the total allocation to an individual issuer does not exceed 2%.~~ For more information regarding the Underlying Index, see “More Information About the Funds—Underlying Index” below.

8.              Comment: The last sentence of the second paragraph states that the total allocation to an individual issuer does not exceed 2%. Please clarify the disclosure referencing the cap on each issuer of 2% to state to what the 2% applies (e.g., net assets).

Response: The Fund has revised the disclosure to state that the 2% limit applies to the market capitalization of the Underlying Index.

9.              Comment: The sixth paragraph states that the Fund will invest at least 80% of its assets in the component securities of the Index. Please revise this 80% investment policy to state that the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in high-yield bonds issued by U.S. issuers in the sector(s) identified in the Fund’s name. See Rules 35d-1(a)(2)(i) and (a)(3)(i) under the Investment Company Act of 1940 (“1940 Act”). Please also disclose the specific criteria used to determine that an issuer is a U.S. issuer for purposes of this 80% investment policy. See Rule 35d-1(a)(3)(ii). In addition, please define the sector identified in the Fund’s name for purposes of this 80% investment policy and describe the criteria used to determine that an issuer is part of this sector (e.g., derives at least 50% of its revenues from this sector and/or devotes at least 50% of its assets to this sector).

Response: The Trust has revised the disclosure as follows and added substantially similar to disclosure with respect to each Fund:

Under normal circumstances, t~~T~~he Fund ~~generally~~ will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in high-yield, below-investment grade, fixed-income securities of issuers in the industrial sector that are tied economically to the United States, either directly or indirectly (e.g., through derivatives).~~the component securities of the Index and~~ The Fund may also invest up to 20% of its net assets in certain futures, options and swap contracts, U.S. Treasury obligations, U.S. Government obligations, U.S. agency securities, securities of other registered investment companies, cash and cash equivalents, as well as in securities not included in its Index, but which BIM believes will help the Fund track its Index.

*              *              *

An issuer is “tied economically” to the United States if, at the time of purchase, it is included in a broad U.S. market index published by ICE, FTSE Russell, MSCI Inc., Standard & Poor’s Financial Services LLC or Wilshire Associates or any other widely-recognized provider of broad U.S. market indices or, for companies not included in any widely-recognized index, if BIM determines that it would be classified as a U.S. company based on the country classification methodology published by such index providers.  An issuer is considered to be in the industrial sector if it (i) derives at least 50% of its revenues or profits from the ownership, operation, development, construction, management, financing, leasing or sale of industrial assets or (ii) has at least 50% of the fair market value of its assets invested in industrial assets.

10.       Comment: The sixth paragraph states that the Fund may invest up to 20% of its assets in, among other things, certain futures, options and swap contracts. Please disclose the risks of these futures, options and swap contracts in the Summary of Principal Risks section. Please also disclose in an appropriate location that derivatives counted towards a Fund’s 80% investment policy are valued based on market value. See Rule 35d-1(a)(2)(i) under the 1940 Act.

Response:  The Fund has added risk disclosure regarding the derivatives in which the Fund may invest to the statutory portion of the Prospectus since the Funds do not view futures, options and swap contracts as presenting principal risks to the Funds.  The Fund has added disclosure that the value of any derivatives counted toward its 80% investment policy are based on market value.

11.       Comment: The sixth paragraph states that the Fund may invest up to 20% of its assets in, among other things, securities of other registered investment companies. Please disclose in the Statement of Additional Information that each Fund will consider the holdings of other investment companies in which it invests when determining compliance with each Fund’s concentration policy. In addition, in light of these investments, please consider whether the Funds should include an “Acquired Fund Fees and Expenses” line item in the fee table. See Instruction 3(f)(i) to Item 3 of Form N-1A.

Response:  The Trust confirms that when a Fund has sufficient information regarding the portfolio holdings of other investment companies in which it may invest, the Fund will endeavor to “look through” to the underlying holdings of those other investment companies for purposes of each Fund’s concentration policy.  The Trust respectfully notes that this disclosure is not required by Form N-1A.  The Trust confirms that it has considered whether an Acquired Fund Fees and Expenses line is required based on each Fund’s estimated acquired fund fees and expenses for the first year of operations and determined that this caption is not required.

12.       Comment: The sixth paragraph states that the Fund may invest up to 20% of its assets in, among other things, “securities not included in the Index, but which BIM believes will help the Fund track its Index.” Please identify the specific types of securities BIM may invest in that constitute a principal strategy and disclose the corresponding risks of these securities in the Summary of Principal Risks section.

Response: The Trust reserves the right to invest up to 20% of its net assets in any number of securities that BIM believes will help a Fund track its Index. These include, but are not limited to, new securities or securities of companies BIM believes are in the applicable sector or sub-sector and will provide returns similar to securities of those of companies included in the Index but that may be excluded from the Index for a variety of reasons.  Such securities may also include securities with maturities or other characteristics that do not meet each of the applicable Index criteria but which BIM believes will provide returns that are similar to those of securities included in the Index. The Trust does not expect any Fund to invest in these securities to the degree that they would constitute a principal investment strategy, but has added appropriate strategy and risk disclosure to the statutory portion of the Prospectus.

13.       Comment: The first sentence of the last paragraph states that Fund will concentrate its investments in a particular industry or group of industries to approximately the same extent that the Index is concentrated. Please disclose whether the Index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Index and the Fund are concentrated and, in the Summary of Principal Risk section, the corresponding risks of such industry or group of industries. If any of the Funds will be concentrated in a particular industry or group of industries because the Index tracked is always concentrated in such industry(ies), please revise each of these Fund’s concentration policy to state that the Fund will concentrate in that industry or group of industries.

Response: The Trust understands that each Fund’s Index is concentrated in the following sectors, as of September 30, 2021.  Each Index is not required to continue to concentrate in the below-listed sectors, as the constituents of and weightings within each Index may change over time.

ICE Diversified US Cash Pay High Yield Consumer Cyclical Index:
Automotive; Leisure

ICE Diversified US Cash Pay High Yield Consumer Non-Cyclical Index:
Consumer Goods; Utilities

ICE Diversified US Cash Pay High Yield Core Industrials Index:
Basic Industry; Capital Goods; Services

ICE Diversified US Cash Pay High Yield Energy Index:
Energy

ICE Diversified US Cash Pay High Yield Financial & REIT Index:
Financial Services; REITs

ICE Diversified US Cash Pay High Yield Healthcare Index:
Healthcare

ICE Diversified US Cash Pay High Yield Telecom, Media & Technology Index:
Media; Telecommunications

In response to the Staff’s comment, each Fund has added disclosure stating that as of the date of the Prospectus, its applicable Index is concentrated in the above-referenced sectors.

14.       Comment: The second sentence of the last paragraph states that securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry. Please insert “tax-exempt” before “securities of state or municipal governments”. See Investment Company Act Release No. 9785 (May 31, 1977). Please also confirm to us that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investment should be allocated when determining a fund’s compliance with its concentration policy.

Response: The Trust respectfully submits that the referenced restriction is consistent with Release 9785.  Release 9785 states that the statement of policy required by Section 8(b)(1)(E) of the Investment Company Act of 1940 as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments and or political subdivisions of governments since such issuers are not members of any industry.  Release 9785 also states, however, that that exclusion does not eliminate the requirement for tax-exempt bonds funds to disclose their policy on concentration and that any intended exclusion of government issued tax-exempt bonds from such a policy by a fund should be made clear.

In addition, the SEC and the Staff have previously advised that governments and their political subdivisions are not members of any industry.(1) Accordingly, the Trust treats all municipal bonds issued by governments and their political subdivisions, both tax-exempt and taxable, as not subject to the Funds’ concentration policy because such municipal bonds are issued by issuers not part of any industry. As the Trust’s position is consistent with SEC and Staff guidance on this issue, the Trust respectfully declines to make the requested change.

To the extent that a Fund invests in a private activity municipal debt security issued by a non-governmental entity, the Fund will, to the extent practicable, look through to such non-governmental issuer’s industry for purposes of applying the Fund’s concentration policy.

Principal Investment Strategies (Telecom Fund) (pages 8 — 9)

15.       Comment: Please revise the name of the Telecom Fund to clarify that the Fund invests in each of three sectors (e.g., by inserting “and” between the words “telecom” and “media” and between the words “media” and “technology”) so that the name is consistent with the Fund’s principal investment strategies.

Response:  The Fund’s name has been revised to be the “BondBloxx US High Yield Telecom, Media & Technology Sector ETF”.

16.       Comment: Please disclose the minimum amount of the Fund’s assets that will be invested in each of the telecom, media and technology sectors (e.g., 15% of net assets). We may have more comments after reviewing your response.

Response:  The Fund respectfully declines to make the requested change. The Fund generally seeks to track the investment returns of its Index.  Because the Index has no minimum amount that must be invested in any sector or sub-sector, the Fund respectfully submits that disclosing a minimum investment would not accurately disclose the principal investment strategies of

(1)  See Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013) (The Staff “recognize[s] that some funds disclose that their concentration policies exclude securities issued by governments or political subdivisions of governments, as the Division has stated that these issuers are not members of any industry.”) (emphasis added). See also Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977) (governments or political subdivisions of governments are not members of any industry).

the Fund. We note that, as of September 30, 2021, 35%, 43% and 22% of the Index consists of securities in the telecom sub-sector, media sub-sector and technology sub-sector.

Principal Investment Strategies (Financial Fund) (pages 22 — 23)

17.       Comment: For purposes of the Financial Fund’s revised 80% investment policy provided in response to comment 9 above, please define the financial sector so that it does not include REITs.

Response:  The Fund notes that its name has changed to the “BondBloxx US High Yield Financial & REIT Sector ETF” and respectfully submits that its 80% investment policy is appropriate as written.

Principal Investment Strategies (Energy Fund) (pages 29 — 30)

18.       Comment: The first sentence states that the Index contains issuers from the energy sector, including the exploration and production, gas distribution, oil field equipment and services, and oil refining and marketing sub-sectors. Please explain to us how the marketing sub-sector is appropriately included as part of the energy sector. Please cite third party market sources to support your response. We may have more comments after reviewing your response.

Response: The Trust respectfully notes that the Fund invests in the “oil refining & marketing sub-sector,” which it believes is appropriately included in the energy sector because it involves the refining and sale of oil products. The Fund does not invest in a standalone “marketing” sector.

Principal Investment Strategies (Cyclicals Fund) (pages 36 — 37)

19.       Comment: Please disclose in plain English what the consumer cyclicals sector is.

Response:  The Trust has revised the disclosure as follows:

The Fund is newly organized, non-diversified and seeks to track the investment results of the ICE Diversified US Cash Pay High Yield Consumer Cyclical Index (the “Index”), which is a rules-based index consisting of U.S. dollar-denominated below investment grade securities (as determined by ICE Data Indices, LLC or its affiliates (collectively “Index Provider” or “IDI”)) that contains issuers from the consumer cyclicals sector (companies whose performance is generally more closely connected to the business cycle and current economic conditions), including the automotive, leisure, real estate development & management, department stores, and specialty retail sub-sectors.  The performance of securities in this sector, in the aggregate, may exhibit greater volatility in response to macroeconomic or systematic changes in the overall economy. The Index is a modified market value-weighted index with a cap on each issuer of 25% of the market capitalization of the Index. This means that Index constituents are capitalization weighted, based on their current amount outstanding, and then adjusted in accordance with the index methodology detailed below. There is no limit to the number of issues in the Index, but as of [~~June~~ September 30], 2021, the Index included approximately [ ] constituents. The issuers in the Index are principally located in the United States. The components of the Index are likely to change over time.

20.       Comment: The first sentence of this section identifies the sub-sectors included in the consumer cyclicals sector. Please explain to us why real estate development and management companies are considered to be companies in the consumer cyclicals sector. Please cite third party market sources to support your response.

Response: BIM’s research shows that the real estate development & management sector is highly sensitive to macroeconomic trends, including GDP and interest rates, which help drive real estate prices, rents and interest rates.  Accordingly, for an industry that requires significant capital and borrowing needs, GDP and interest rates contribute to greater cyclicality than in certain other sectors.  See e.g., Corporate Finance Institute, “What is a Cyclical Industry?,” available at https://corporatefinanceinstitute.com/resources/knowledge/economics/cyclical-industry/; Jay Berman and Janet Pfleeger, “Which industries are sensitive to business cycles?,” Monthly Labor Review (Feb. 1997), available at https://www.bls.gov/mlr/1997/02/art2full.pdf; and Morningstar, “Morningstar Stock Sector Structure,” available at https://www.morningstar.com/content/dam/marketing/apac/au/pdfs/Legal/StockSectorStructure_Factsheet.pdf.

Principal Investment Strategies (Non-Cyclicals Fund) (pages 43 — 44)

21.       Comment: Please disclose in plain English what the consumer non-cyclicals sector is.

Response: The Trust has revised the disclosure as follows:

The Fund is newly organized, non-diversified and seeks to track the investment results of the ICE Diversified US Cash Pay High Yield Consumer Non-Cyclical Index (the “Index”), which is a rules-based index consisting of U.S. dollar-denominated below investment grade securities (as determined by ICE Data Indices, LLC or its affiliates

(collectively “Index Provider” or “IDI”)) that contains issuers from the consumer non-cyclicals sector (companies whose performance is generally less closely connected to the business cycle and current economic conditions), including the consumer goods, discount stores, food & drug retail, restaurants, and utilities sub-sectors. The performance of securities in this sector, in the aggregate, may exhibit lower sensitivity in response to macroeconomic or systematic changes in the overall economy. The Index is a modified market value-weighted index with a cap on each issuer of 25% of the market capitalization of the Index. This means that Index constituents are capitalization weighted, based on their current amount outstanding, and then adjusted in accordance with the index methodology detailed below. There is no limit to the number of issues in the Index, but as of [~~June~~September 30], 2021, the Index included approximately [ ] constituents. The issuers in the Index are principally located in the United States. The components of the Index are likely to change over time.

Summary of Principal Risks (applicable to all Funds)

22.       Comment: The last sentence of the first paragraph states that the order of the risk factors does not indicate the significance of any particular risk factor. Please order the risks in order of importance, with the most significant risks appearing first, and revise this sentence to reflect this re-ordering. See ADI 2019-08 (Improving Principal Risks Disclosure).

Response:  The Trust has deleted the last sentence of the first paragraph, as the Trust believes the order of risks is responsive to the Staff’s position as stated in ADI 2019-08.

23.       Comment: Please consider adding a risk factor that describes the risks of new funds.

Response: The requested change has been made.

24.       Comment: The last sentence of the risk factor “Market Trading Risk” states that any of these factors, among others, may lead to the fund’s shares trading at a premium or discount to NAV. Please disclose the consequences to shareholders of an exchange-traded fund trading at a premium or discount to NAV (i.e., that investors may pay more or receive less than the underlying value of ETF shares bought or sold).

Response: The Trust has revised the disclosure as follows:

Market Trading Risk. The Fund faces numerous market trading risks, including the potential lack of an active market for Fund shares or the Fund’s underlying portfolio securities, losses from trading in secondary markets, periods of high volatility and disruptions in the creation/redemption process. ANY OF THESE FACTORS,

AMONG OTHERS, MAY LEAD TO THE FUND’S SHARES TRADING AT A PREMIUM OR DISCOUNT TO NAV. Accordingly, if a shareholder purchases Fund shares at a time when the market price is at a premium to the NAV, or sells shares at a time when the market price is at a discount to the NAV, the shareholder may sustain losses.

Summary of Principal Risks (Energy Fund) (pages 30 — 34)

25.       Comment: The third to last risk factor identified on page 32 describes “Energy Sector Risk”. Please provide separate risk disclosure for each energy sub-sector including exploration and production, gas distribution, oil field equipment and services and oil refining.

Response: The requested change has been made.

Performance Information (applicable to all Funds)

26.       Comment: Please tell us the appropriate broad-based securities market index each Fund intends to use in its average annual total return table. We may have more comments after reviewing your response.

Response: Each Fund intends to use the ICE BofA US Cash Pay High Yield Constrained Index as its appropriate broad-based securities market index. We note that the ICE BofA US Cash Pay High Yield Constrained Index is identified in the statutory Prospectus and Statement of Additional Information as the Underlying Index for each Index.

Management (applicable to all Funds)

27.       Comment: BondBloxx Investment Management is the investment adviser to the Funds. Please confirm that BIM is registered as an investment adviser with the Securities & Exchange Commission. See 203A(a)(1)(B) of the Investment Advisers Act of 1940.

Response: The Trust confirms that BIM will be a registered investment adviser prior to the effective date of the Trust’s registration statement.

Purchase and Sale Information (applicable to all Funds)

28.       Comment: The second sentence of this section states that individual shares of the Fund may only be bought and sold in the secondary market through a broker-dealer. Please add “at a market price” at the end of this sentence. See Item 6(c)(1) of Form N-1A.

Response: The requested change has been made.

A Further Discussion of Principal Risks (pages 50 — 62)

29.       Comment: On pages 55 through 60, disclosure describes the sector risks applicable to the Funds. Please revise the disclosure to clarify which sector risks apply to which Funds.

Response: The requested change has been made.

Shareholder Information (pages 65 — 69)

30.       Comment: The third sentence of the sixth paragraph refers to exemptive relief obtained by the Trust. We are not aware of any exemptive relief obtained by the Trust. Please remove this reference to exemptive relief.

Response: The Trust has deleted this sentence.

Index Provider (page 70)

31.       Comment: Please confirm that the license agreement described in the third sentence will be filed as an exhibit to the registration statement. See Item 28(h) of Form N-1A.

Response: The sublicense agreement to which the Trust (on behalf of the Funds) is a party will be filed as an exhibit to the Registration Statement.  Neither the Trust nor any Fund is a party to the index license agreement.

Statement of Additional Information

Portfolio Holdings Information (page 29)

32.       Comment: The first sentence of the second paragraph states that a Fund may make available a list of a Fund’s holdings (generally pro rata). Please clarify what “generally pro rata” means in this context.

Response: The Trust expects to publish on a daily basis a list of each Fund’s proportional holdings as the daily Portfolio Composition File.

33.       Comment: The third sentence of the second paragraph states that the Files are applicable “for the next trading day.” Please clarify the statement in the third sentence in terms of identifying the Fund’s holdings.

Response: The statement “for the next trading day” means that the information that is made available prior to the market open will be applicable for the next trading day, whether the information is made available during the evening prior to the next market open or in the morning on the same day as the next market open. In each case, the Funds believe that the term “next trading day” is accurate. The Trust has revised the disclosure as follows:

A Fund may make available through the facilities of the [National Securities Clearing Corporation (“NSCC”)] or through posting on [www.BondBloxxETF.com], prior to the opening of trading on each business day, files containing a list of a Fund’s holdings (generally pro-rata) that Authorized Participants could deliver to a Fund to settle purchases of a Fund (i.e. Deposit Securities) or that Authorized Participants would receive from a Fund to settle redemptions of a Fund (i.e. Fund Securities). These files are known as the Portfolio Composition File and the Fund Data File (collectively, “Files”). The Files are applicable for the next trading day and are provided to the NSCC and/or posted on www.BondBloxxETF.com after the close of markets in the U.S.

Investment Policies — Notations Regarding Each Fund’s Fundamental Investment Policies (pages 34 — 35)

34.       Comment: The seventh sentence of the second paragraph of this section states that there will be no limit on issuers domiciled in a single jurisdiction or country. Inasmuch as foreign government securities cannot be excluded from the concentration policy, please revise this sentence to clarify this restriction on investing in foreign government securities. See Dear Registrants Letter, January 3, 1991.

Response: The requested change has been made.

Creation and Redemption of Creation Units — Timing of Submission of Purchase Orders (page 63)

35.       Comment: The last sentence states that purchase orders and redemption requests, if accepted by the Trust, will be processed at the NAV next determined after such acceptance in accordance with a Fund’s Cutoff Times. Please delete “if accepted by the Trust” and please replace “such acceptance” with “receipt” by the appropriate party. See Rule 22c-1(a) under the 1940 Act.

Response: The Trust has revised the disclosure as follows:

Timing of Submission of Purchase Orders.  An Authorized Participant must submit an irrevocable order to purchase shares of a Fund generally before 4:00 p.m., Eastern time on any Business Day in order to receive that day’s NAV. Creation Orders must be transmitted by an Authorized Participant in the form required by the Funds to the Distributor or its agent pursuant to procedures set forth in the Authorized Participant Agreement. Economic or market disruptions or changes, or telephone or other communication failure, may impede the ability to reach the Distributor or its agent or an Authorized Participant. Orders to create shares of a Fund that are submitted on the Business Day immediately preceding a holiday may not be accepted. Each Fund’s deadline specified above for the submission of purchase orders is referred to as that Fund’s “Cutoff Time.” The Distributor or its agent, in their discretion, may permit the submission of such orders and requests by or through an Authorized Participant at any time (including on days on which the Listing Exchange is not open for business) via communication through the facilities of the Distributor’s or its agent’s proprietary website maintained for this purpose. Purchase orders and redemption requests, if received in good order as determined ~~accepted~~ by the Trust in its sole discretion, will be processed based on the NAV next determined after such acceptance in accordance with a Fund’s Cutoff Times as provided in the Authorized Participant Agreement and disclosed in this SAI.

Creation and Redemption of Creation Units — Costs Associated with Redemption Transactions (pages 66 — 67)

36.       Comment: The chart sets forth a column setting forth the standard redemption transaction fee and a column setting forth the maximum additional charge of 2% for each Fund. The asterisked footnote to the maximum additional charge column states “[a]s a percentage of the net asset value per Creation Unit inclusive of the standard redemption transaction fee.” Please revise the disclosure to clearly state that the sum of the standard redemption transaction fee and the maximum additional charge cannot exceed 2% of the value of the shares redeemed for each Fund. See Rule 22c-2(a)(1)(i) under the 1940 Act.

Response: The requested change has been made.

Part C

ITEM 28. EXHIBITS

37.       Comment: Section 5 of the Agreement and Declaration of Trust requires certain claims to be brought in the Court of Chancery of the State of Delaware or the Superior Court of Delaware. The last sentence of Section 5 states that the section will not apply to claims brought under the federal securities laws to the extent that any such federal laws, rules or regulations do not permit such application. Please revise this sentence to delete “to the extent that any such federal laws, rules or regulations do not permit such application.” See Section 27 of the Securities Exchange Act of 1934.

Response: The Trust respectfully declines to make the requested change. The Trust’s Agreement and Declaration of Trust generally requires that claims be brought exclusively in the United States District Court for the Western District of Texas or, solely with respect to matters relating to the organization or internal affairs of the Trust or as otherwise required by law, the Court of Chancery of the State of Delaware to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, in the Superior Court of Delaware.  The Agreement and Declaration of Trust provides a carveout to this requirement for federal securities law claims to the extent federal laws, rules or regulations do not permit such application.  The Trust submits that this carveout is appropriate and consistent with the organizational documents of a wide number of other market participants.

38.       Comment: The Agreement and Declaration of Trust includes provisions regarding derivative claims (Section 4) and jurisdiction and waiver of jury trial (Section 5). Please describe these provisions, and related risks, in an appropriate location in the prospectus.

Response: The Trust has added appropriate disclosure to the Statement of Additional Information, but respectfully declines to add this information to the prospectus, as this information is not responsive to any item in Part A of Form N-1A.

39.       Comment: Please confirm that the legality opinion to be filed as exhibit (i)(1) will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response: The Trust so confirms.

Signature Page

40.       Comment: We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by only one Trustee. Please ensure that once the Board of Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of Trustees. Please also add the signature of the Trust’s principal accounting officer or comptroller. See Section 6(a) of Securities Act.

Response:  The Trust will do so.

General Comments

41.       Comment: We note that many portions of your filing are incomplete or to be updated by amendment (e.g., fee tables, financial statements, information regarding Trustees). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Trust intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments.

42.       Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response:  No exemptive applications or no action requests are expected.

43.       Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Trust intends to file a pre-effective amendment pursuant to Rule 472 under the Securities Act incorporating the noted responses to the Staff’s comments. The Trust also has filed this letter as correspondence with the SEC via EDGAR.

Sincerely,

Matthew C. Micklavzina